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                                                                     EXHIBIT (8)
                                August   , 1995
First Union Corporation,
One First Union Center,
Charlotte, North Carolina 28288-0013.
First Fidelity Bancorporation,
550 Broad Street,
Newark, New Jersey 07102.
Ladies and Gentlemen:
     We have acted as special counsel in connection with the planned merger (the "Merger") of First Fidelity Bancorporation, a corporation organized under the laws of New Jersey ("FFB"), with and into First Union Corporation of New Jersey, a corporation organized under the laws of New Jersey ("FUNC-NJ"), pursuant to the Agreement and Plan of Merger, dated as of the 18th day of June, 1995, by and between and First Union Corporation, a corporation organized under the laws of North Carolina ("First Union"), FUNC-NJ and FFB (the "Merger Agreement"). Capitalized terms used but not defined herein shall have the meanings specified in the Proxy Statement-Prospectus pertaining to the Merger.
     We have assumed with your consent that:
     (a) the Merger will be effected in accordance with the Merger Agreement, and
     (b) the representations contained in the letters of representation from FFB and First Union to us dated August 31, 1995, will be true on the Effective Date.
     On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law, that the Merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that:
          (i) no gain or loss will be recognized for federal income tax purposes by FFB stockholders upon the exchange in the Merger of shares of FFB stock solely for FUNC stock (except with respect to cash received in lieu of a fractional share interest in FUNC stock);
          (ii) the basis of FUNC stock received in the Merger by FFB stockholders (including the basis of any fractional share interest in FUNC stock) will be the same as the basis of the shares of FFB stock surrendered in exchange therefor;
          (iii) the holding period of FUNC stock received in the Merger by FFB stockholders (including the holding period of any fractional share interest in FUNC stock) will include the period during which the shares of FFB stock surrendered in exchange therefor were held by the FFB stockholder, provided such shares of FFB stock were held as capital assets;
          (iv) cash received by a holder of FFB stock in lieu of a fractional share interest in FUNC stock will be treated as received for such fractional share interest and, provided the fractional share would have constituted a capital asset in the hands of such holder, the holder should in general recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the adjusted tax basis in the FFB stock allocable to the fractional share interest; and
          (v) holders that hold FFB Series F Preferred Stock as a capital asset and that dissent from the Merger and receive cash in exchange for their FFB Series F Preferred Stock should in general recognize capital gain or loss in an amount equal to the difference between the amount of cash received (less any amount constituting interest) and the basis in the FFB Series F Preferred Stock surrendered therefor. Special rules may apply to dissenters that actually or constructively (pursuant to Section 318 of the Code) own either shares of FFB as to which dissenter's rights are not being exercised or shares of FUNC. Any amount constituting interest would be taxable as ordinary income.
     The tax consequences described above may not be applicable to FFB stockholders that acquired the stock of FFB pursuant to the exercise of an employee stock option or right or otherwise as compensation, that hold FFB stock as part of a "straddle" or "conversion transaction" or that are insurance companies, securities dealers, financial institutions or foreign persons.

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First Union Corporation
First Fidelity Bancorporation                                                  2
     We hereby consent to the reference to us under the heading "The
Merger -- Certain Federal Income Tax Consequences" in the Proxy Statement-Prospectus pertaining to the Merger and to the filing of this opinion as an exhibit to the related Registration Statement on Form S-4 filed with the Securities and Exchange Commission. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
                                         Very truly yours,


                                         Sullivan & Cromwell